SCHNEIDER WEINBERGER LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida  33431

telephone (561) 362-9595
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jim@swblaw.net

                                                                                                                          October 27, 2011

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Mark P. Shuman, Branch Chief - Legal
Stephen Krikorian, Accounting Branch Chief
Ryan Houseal, Attorney-Advisor
Laura Veator, Staff Accountant

Re:	AnythingIT Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed October 25, 2011
File No. 333-174109

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated October 26, 2011 on the above-referenced filing.  Following are the Company’s responses to such comments.  Contemporaneously, the Company has filed Amendment No. 5 to the above captioned registration statement.

Management’s Discussion and Analysis of Financial Statements and Results of Operations

Liquidity and Capital Resources, page 10

1.
We note that your accounts receivable, accounts payable and inventory balances have increased significantly as of June 30, 2011 as compared to June 30, 2010.  We further note your explanations that the increases in accounts receivable and accounts payable relate to timing differences, and that your inventory levels will fluctuate based upon the decommissioning schedules for legacy IT by your clients.  Tell us what consideration you gave to disclosing amounts received or paid after June 30, 2011 relating to your accounts receivable and accounts payable balances, and amounts sold after June 30, 2011 relating to your inventory balance.

RESPONSE:  The foregoing disclosure first appeared in Amendment No. 3 to the Company’s registration statement which was filed on October 5, 2011.  At the date of the filing, the Company had just completed its fiscal quarter ended September 30, 2011 and was in the process of closing its books for the quarter.  As such, definitive information on accounts receivable collections during the quarter just then ended, changes in its accounts payable as well as a new inventory balance at the end of the quarter, were not yet available.  Even had such information been available, the Company does not believe that the increases in accounts receivable and accounts payable at June 30, 2011 as compared to June 30, 2010 were the result of any factor other than the ordinary course of business involving the timing of shipments and purchases, nor did these changes represent any trend or uncertainty outside the ordinary course of the Company’s business which is expected to materially impact the Company in future periods.  As cited above, the Company has consistently disclosed that its inventory levels are subject to fluctuation.  The Company believes that the change of inventory at June 30, 2011 as compared to June 30, 2010 was likewise in the ordinary course of its business and did not represent any material trend or uncertainty.  Subsequent to the October 5, 2011 filing date of Amendment No. 3 which first contained this disclosure, the preliminary internal financial information for the quarter ended September 30, 2011 substantiates the Company’s explanations.  As a result of these factors, the Company does not believe that it would have been necessary to include additional disclosure regarding amounts received or paid after June 30, 2011 relating to its accounts receivable and accounts payable balances, and amounts sold after June 30, 2011 relating to its inventory balance.

Financial Statements for the Years Ended June 30, 2011 and 2010

Notes to Audited Financial Statements

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Significant Accounting Policies

Significant Customers, page F-8

2.	Please disclose any single customers that accounted for greater than 10% of your accounts receivable balance as of June 30, 2011 and June 30, 2010.

RESPONSE:  The requested additional disclosure has been added to Amendment No. 5; please see page F-8.

We trust the foregoing is fully responsive to the staff’s comments.  We will contact Mr. Houseal later in the week regarding the filing of an acceleration request with the SEC for the registration statement.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Dave Bernstein
Sherb & Co. LLP